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                                                                   Exhibit 8.16

                LIST OF PRINCIPAL SUBSIDIARIES OF THE REGISTRANT

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Name of Subsidiary                               Jurisdiction of Incorporation

Ashanti Goldfields (Bibiani) Limited             Ghana

Ghanaian-Australian Goldfields Limited           Ghana

Teberebie Goldfields Limited                     Ghana

Societe Ashanti Goldfields de Guinee S.A.        Guinea

Ashanti Goldfields Zimbabwe Limited              Zimbabwe

Ashanti Treasury Services Limited                Isle of Man

Geita Treasury Services Limited                  Isle of Man

Ashanti Capital Limited                          Cayman Islands

Ashanti Capital (Second) Limited                 Cayman Islands

Ashanti Capital (Cayman) Limited                 Cayman Islands

Joint Venture Companies

Cluff Resources Limited                          United Kingdom

Geita Management Company Limited                 Isle of Man
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